Exhibit (a)(5)(xvii)

Bhbbilliton resourcing the future A future together Saskatchewan’s most strategic resource is its ability to attract international investment. International investment is attracted to places like Saskatchewan which are stable, fair and predictable in their treatment of all investors. BHP Billiton is prepared to invest billions of dollars in Saskatchewan. This kind of investment is what creates jobs, builds businesses and helps develop infrastructure, such as schools and hospitals, for a growing province. BHP Billiton and Saskatchewan. A future together. Learn more about us at bhpbilliton.com